LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
5335 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER (202) 274-2009	WRITER’S EMAIL mlevy@luselaw.com
VIA EDGAR AND HAND DELIVERY
July 31, 2009
Mr. John P. Nolan
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Berkshire Hills Bancorp, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the quarterly period ended March 31, 2009
Definitive Proxy Statement filed April 13, 2009
File No. 000-51584

Dear Mr. Nolan:
We are in receipt of your letter dated June 29, 2009 providing comments on the referenced filing for Berkshire Hills Bancorp, Inc. (the “Company”). The Company’s responses are set forth below and are keyed to the staff’s comment letter.
Form 10-Q for the quarterly period ended March 31, 2009
Financial Statements
Notes to Consolidated Financial Statements
Note 3. Securities, page 12
1.
We note your disclosure on page 28 that the Company owns one pooled trust preferred security with a cost basis of $2.6 million and a fair market value of $0.5 million and your conclusion that this security was not other than temporarily impaired at March 31, 2009 despite the credit rating downgrade from Aa to Caa. Please provide us with a detailed explanation of how you came to this conclusion indentifying all available evidence, explaining the relative significance of each piece of evidence and identifying the primary evidence on which you relied in making your assessments. In preparing your response, please be sure to address your consideration of the credit rating downgrade, which appears to be a critical and compelling piece of evidence considering both Moody’s and S&P’s definition of this below investment grade credit rating states that these securities are typically of poor standing, may be in default, may have elements of danger with respect to principal or interest, are vulnerable to nonpayment, and are dependent upon favorable economic conditions for the issuer to meet its financial commitment.

Mr. John P. Nolan
July 31, 2009

RESPONSE
The Company’s conclusion that the private placement pooled trust preferred security (the “Security”) was not other than temporarily impaired at March 31, 2009 was based on both the Company’s ability and intent to hold the Security for a period of time sufficient to allow for an anticipated recovery of its remaining amortized cost and the protection from credit loss afforded by $120 million in excess subordination above current and projected losses.
Background
The Company owns $2.6 million of the Mezzanine Class B tranche [CUSIP 74042CAE8] of the $360 million Preferred Term Securities XXVIII, Ltd. pool (the “Pool”) of notes. The notes are collateralized by obligations from 45 geographically diverse banks and 11 insurance companies constituting 71% and 29% of the Pool, respectively. At March 31, 2009, the Security’s fair value was $0.5 million and was based on S&P pricing derived from SFAS 157 Level 3 inputs.
Interests in the Pool are dividend across one equity and six debt tranches as follows:
Pool at Inception — November 8, 2007
Preferred Term Securities XXVIII, LTD

	Senior	Senior	Mezzanine	Mezzanine	Mezzanine	Mezzanine	Income
	Class A-1	Class A-2	Class B	Class C-1	Class C-2	Class D	Notes
Par	$191.0 MM	$45.7 MM	$44.4 MM	$36.0MM	$8.0 MM	$27.0 MM	$19.5 MM
Price/FV	100	95.532	95.214	94.927	94.927	92.132	N/A
Paid-in	$191.0 MM	$43.7 MM	$42.3 MM	$34.2 MM	$7.6 MM	$24.9 MM	16.3 MM
Coupon	3m Libor + 0.90	3m Libor + 0.40	3m Libor + 0.60	3m Libor + 0.90	Variable	3m Libor + 1.75	N/A
Maturity (Bullet)	3/22/2038	3/22/2038	3/22/2038	3/22/2038	3/22/2038	3/22/2038	3/22/2038
Moody’s Rating	Aaa	Aaa	Aa2	A3	A3	Not Rated	Not Rated
Fitch Rating	AAA	AAA	AA	A	A	BBB	Not Rated

Mr. John P. Nolan
July 31, 2009

As of March 31, 2009, one bank in the Pool was in default and four were in interest deferral status. These banks represented 1.39% and 6.25% of the total pool, respectively. No insurance companies were in default or deferral status. These developments combined with broad adverse macroeconomic events and circumstances triggered the following credit downgrades of the Pool’s tranches by Moody’s and Fitch at March 31, 2009:
Pool — March 31, 2009

	Senior	Senior	Mezzanine	Mezzanine	Mezzanine	Mezzanine	Income
	Class A-1	Class A-2	Class B	Class C-1	Class C-2	Class D	Notes
Price/FV	29.92	17.85	17.85	8.45	8.45	5.85	N/A
Moody’s Rating	A3	Ba1	Caa1	Ca	Ca	Not Rated	Not Rated
Fitch Rating	A	BBB	BB	CC	CC	CC	Not Rated
Discussion
At March 31, 2009, the Company had both the ability and intent to hold the Security until recovery of its amortized cost basis. This assertion is supported by the Company’s strong capital and liquidity positions and its historical low portfolio turnover.
General deterioration in the liquidity and asset quality of banks in the Pool during the second half of 2008 led to closer monitoring by the Company. At December 31, 2008 and again on March 31, 2009, the Company assessed its Security’s exposure to credit loss by performing a third-party valuation-specialist assisted, break-even analysis, to calculate the excess subordination of the Mezzanine Class B tranche.
The Company modeled actual cash flows from the Pool’s banks and insurance companies as provided by Intex Solutions, Inc. and adjusted these for actual and assumed defaults to determine the amount of future credit losses that could be absorbed by the Pool’s Junior tranches before a single dollar of credit loss would be attributed to the Mezzanine B tranche. Assumed defaults were identified through a review of the liquidity, asset quality, and capital ratios of the banks and insurance companies in the Pool and included the four banks in deferral plus two additional performing banks with weak liquidity and asset quality. In total, $37.5 million or 10.42% of the total Pool was deemed to have defaulted for the purposes of the analysis compared to $5 million or 1.39% actually in default.
The potential for future bank and insurance company defaults was also considered in the break-even analysis. For the two years following March 31, 2009, an annual bank default rate of 2% was assumed. This rate approximates the historical one-year high-default rate for small banks and thrifts observed in 1989 and is considered conservative after factoring the six excess defaults discussed above. A more normalized business environment was assumed after mid-2011 and a historical average bank default rate for small banks and thrifts of 36 basis points was applied every year thereafter, with 10% recoveries lagged 2 years.

Mr. John P. Nolan
July 31, 2009

Potential insurance company defaults were conservatively estimated based on double the idealized default probabilities indicated by AM Best’s ratings at March 31, 2009. Insurance companies on negative credit watch were downgraded two additional notches by the Company and unrated insurance companies were assigned a CCC-rating. Zero recoveries were assumed on all insurance company defaults.
The Company’s March 31, 2009 break-even results indicated that there was excess subordination of approximately $120 million above current and projected losses in the Mezzanine Class B tranche. Under this scenario, the Pool would have to experience $120 million of future losses before a single dollar of credit losses is allocable to the Security. The discounted, Security-specific cash flows, over its term to maturity using a 30 year libor rate + 60 bps [3.815% at March 31, 2009], an approximation of the average return expected over the life of the Security, indicated that the Security’s principal and interest was preserved.
Conclusion
The preservation of the Company’s principal and interest resulting from the excess subordination above current and projected losses combined with the Company’s ability and intent to hold the Security until the recovery of its amortized cost basis supported the Company’s decision not to impair the Security at March 31, 2009. As new information becomes available in future periods, changes to the Company’s assumptions may be warranted and could lead to a different conclusion regarding the other than temporary impairment of the Security.
2.	As a related matter, please provide us with the following information related to your pooled trust preferred securities and revise future filing disclosures to include this additional information:
•	deal name;

•	class/tranche;

•	credit rating for each class/tranche;

•	number of banks issuance;

•	deferrals and defaults — dollar amount and as a percentage of collateral; and

•	excess subordination — dollar amount as a percentage of collateral.
Please see Item 1, Comment 1 for disclosure of all requested information pertaining to the Company’s pooled trust preferred security as of March 31, 2009.
We intend to expand the disclosure of the Company’s evaluation of the Company’s pooled trust preferred security for potential other than temporary impairment in the Company’s upcoming Form 10-Q for the quarter ended June 30, 2009. The following is a draft of the proposed disclosure which may be revised as circumstances warrant.

Mr. John P. Nolan
July 31, 2009

The Company owns a $2.6 million investment (the “Security”) in the Mezzanine Class B tranche [CUSIP 74042CAE8] of the $360 million Preferred Term Securities XXVIII, Ltd. pool (the “Pool”) of notes. The Pool is structured with one equity and six debt tranches collateralized by obligations from 45 geographically diverse banks and 11 insurance companies constituting 71% and 29% of the Pool, respectively. The Mezzanine Class B tranche is subordinate to two Senior tranches and senior to all remaining tranches. The Senior, Class B, and Junior tranches make up 65%, 12% and 23% of the Pool, respectively.
During Q1 2009, this security was significantly downgraded by Moody’s from Aa2 to Caa1. The Company evaluated the Security, with a fair value of 0.7 million, for potential other than temporary impairment at June 30, 2009 and determined that an other than temporary impairment was not evident based on both the Company’s ability and intent to hold the Security until the recovery of its remaining amortized cost and the protection from credit loss afforded by$77 million in excess subordination above current and projected losses.
The Company’s ability and intent to hold the Security until recovery is supported by the Company’s strong capital and liquidity positions as well as its historical low portfolio turnover.
At June 30, 2009, the Company assessed the Security’s exposure to credit loss by performing an independent third-party valuation-specialist assisted, break-even analysis, to calculate the excess subordination of the Mezzanine Class B Tranche. The Company modeled actual cash flows from the Pool’s banks and insurance companies as provided by Intex Solutions, Inc. and adjusted these for actual defaults and assumed defaults to determine the amount of future credit losses that could be absorbed by the Pool’s Junior tranches before a single dollar of credit loss would be attributed to the Mezzanine B tranche.
As of June 30, 2009, two banks totaling 2.8% of the Pool were in default while an additional five banks totaling 7.6% of the Pool were in deferred interest status. No insurance companies were in default or deferral status. Assumed defaults were identified through a review of the liquidity, asset quality and capital ratios of all banks and insurance companies in the Pool and included the five banks in deferral. In total, $70.0 million or 19.4% of the total Pool was deemed to have defaulted for the purposes of the analysis compared to $10 million or 2.78% actually in default.
The potential for future bank and insurance company defaults was also considered in the break-even analysis. For the two years following June 30, 2009 an annual default rate of 2% was assumed. This rate approximates the historical one-year high-default rate for small banks and thrifts observed in 1989 and is considered conservative after factoring the five excess defaults discussed above. A more normalized business environment was assumed after mid-2011 and the historical average bank default rate for small banks and thrifts of 36 basis points was applied every year thereafter, with 10% recoveries lagged 2 years.

Mr. John P. Nolan
July 31, 2009

Potential insurance company defaults were conservatively estimated based on double the idealized default probabilities indicated by AM Best’s ratings at June 30, 2009. Insurance companies on negative credit watch were downgraded two additional notches by the Company and unrated insurance companies were assigned a CCC-rating. Zero recoveries were assumed on all insurance company defaults.
The Company’s June 30, 2009 break-even results indicated that there was excess subordination of approximately $77 million above current and projected losses in the Mezzanine Class B tranche. Under this scenario, the Pool would have to experience an additional $77 million of future losses before a single dollar of credit losses is allocable to the Security. The discounted, Security-specific cash flows, over its term to maturity using a 30 year libor rate + 60 bps [4.761% at June 30, 2009], an approximation of the average return expected over the life of the Security, indicated that the Security’s principal and interest was preserved.
The preservation of the Company’s principal and interest resulting from the excess subordination above current and projected losses combined with the Company’s ability and intent to hold the Security until the recovery of its amortized cost basis supports the Company’s decision not to impair the Security at June 30, 2009. As new information becomes available in future periods, changes to the Company’s assumptions may be warranted and could lead to a different conclusion regarding the other than temporary impairment of the Security.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Application of Critical Accounting Policies and Accounting Estimates, page 24
3.
We note your disclosure on page 25 that as of March 31, 2009 there were no events that required the Company to perform an interim impairment test of goodwill. Given the reduction in first quarter 2009 net income due to higher provisions for loan losses and the recent deterioration in your market capitalization to a level below book value at March 31, 2009, please tell us and in future filings disclose the following additional information regarding your interim testing performed:

•	the specific date upon which you assessed the indicators of impairment;

•	the indicators of impairment you assessed and explain, in detail, how you determined there were no significant changes since the year-end evaluation; and

•	whether you believe quantitative testing for each reporting unit (using the two-step impairment test discussed in paragraphs 19-22 of SFAS 142) would have produced similar results.

Mr. John P. Nolan
July 31, 2009

RESPONSE
The Company’s policy is and has been to test annually for goodwill impairment or more frequently if events or changes in circumstances indicate that impairment is possible. The Company acknowledges that there was a Q1 2009 reduction in the Company’s net income and that its market capitalization was below GAAP book value at March 31, 2009, but did not interpret these as bright-line indicators justifying a test of goodwill impairment. Various other factors were considered at March 31, 2009; the following were considered particularly relevant at the time.
•
The Company reported record earnings for the year ended December 31, 2008 in the midst of a severe economic slowdown. For the quarter ended March 31, 2009, the Company was still profitable, but at a reduced rate.

•	The Company’s market capitalization was greater than GAAP book value as recently as December 31, 2008.

•	The Company’s asset quality remained strong in Q1 2009. Non-performing assets to total assets actually improved slightly from 0.48% at Q4 2008 to 0.47% at Q1 2009.

•	The Company’s 24% annualized growth in deposits during Q1 was seen as indicative of continued confidence in the Company’s long-term health.

•
The Company evaluated its goodwill for impairment as recently as December 10, 2008 and determined that fair value exceeded book value for both the Berkshire Insurance Group (“BIG”) and Berkshire Bank (the “Bank”).

When evaluated in the context of the Company’s circumstances, the reduction in net income and market capitalization observed at March 31, 2009 was deemed to be more a reflection of historically low interest rates, higher provisioning and high financial market volatility experienced during a short-run period, than a fundamental change in the Company’s actual fair value. As such, the Company felt justified in its decision not to perform an interim test of goodwill.
Discussion
In response to the Staff’s letter dated June 29, 2009, the Company performed an interim test of goodwill using all available information at the time of the Q1 2009 Form 10-Q filing to determine if a quantitative approach would have led to a different conclusion regarding goodwill impairment. The goodwill test was performed in accordance with the two step approach prescribed by SFAS 142.
The first step of SFAS 142’s goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test, used to measure impairment, is considered unnecessary.

Mr. John P. Nolan
July 31, 2009

The Company evaluates goodwill for its two reporting units; banking and insurance. The Company performed the first step of the goodwill impairment test by estimating the fair value of the entire Company, and then subtracted the estimated fair value of BIG to estimate the fair value of the Bank. Both BIG and the Bank are wholly-owned subsidiaries of the Company. The key assumptions used in the Company’s valuation of the Company and BIG at March 31, 2009 were as follows.
Valuation-Berkshire Hills Bancorp, Inc.: The estimated fair value of the Company as of March 31, 2009 was calculated based on purchase price to tangible book multiple of 2.1x. This metric was derived from a control group of seven observed transactions for banks and thrifts in the Company’s traditional footprint, New England and New York, during 2008 and Q1 2009, and is considered a highly correlated indication of fair value for a publicly traded banking institution. The lowest deal price to tangible book multiple for banks in the control group was 1.04x and the highest was 2.68x. The average multiple for all seven transactions was 1.7x. The Company’s use of the 2.1x multiple is in the high-mid range of the observable data and is comparable to banks exhibiting similarly strong liquidity and asset quality metrics to that of the Company. The multiple was further corroborated against SNL Financial’s imputed valuation analysis tool which suggested a deal price to tangible book multiple of 2.6x for the Company based on recent New England savings institution mergers.
Valuation-Berkshire Insurance Group: The estimated fair value of BIG as of March 31, 2009 was calculated as the average of three separate valuation methodologies: a discounted cash flow valuation, a revenue multiple valuation and an EBITDA multiple valuation.
The discounted cash flow valuation was based on a five-year projection of net operating cash flows, discounted using the Company’s blended cost of capital and cost of debt assuming a 50% stock and 50% cash acquisition.
The revenue multiple valuation was based on 2x projected 2009 revenues of BIG. This revenue multiple is supported by observed revenue multiples for a control group of six publicly traded insurance brokers. The average revenue multiple for this group as of March 31, 2009, derived from publicly available market information, was 1.7x, with a low observed multiple of 1x and a high observed multiple of 3.1x. The Company believes that the 2.0x multiple used in the valuation of BIG is reasonable after considering a modest control premium.
The EBITDA multiple valuation was based on 7x projected 2009 revenues of BIG. This EBITDA multiple is supported by observed revenue multiples for a control group of six publicly traded insurance brokers. The average EBITDA multiple for this group as of March 31, 2009, derived from publicly available market information, was 7.3x, with a low observed multiple of 5x and a high observed multiple of 13.1x. The Company’s 7x multiple is conservatively below this average. The reasonableness of the 7x multiple is further supported by recent M&A activity information, obtained from an independent third-party valuation specialist, which indicates observed control-premium-adjusted multiples in the range of 7.4-8.0 for insurance brokers.

Mr. John P. Nolan
July 31, 2009

Conclusion
The estimated fair values of BIG and the Bank, calculated using the key assumptions outlined above, indicates that the fair values of the reporting units were greater than the carrying value of those units as of March 31, 2009. The Company therefore passes the first step of the SFAS 142 goodwill impairment analysis and the second step is not required. As new information becomes available in future periods, changes to the Company’s assumptions may be warranted and could lead to a different conclusion regarding goodwill impairment of BIG and the Bank.
The Company will expand its disclosure of factors considered in the evaluation of the Company’s goodwill assets for potential impairment in the upcoming Form 10-Q for the quarter ended June 30, 2009. The following is a draft of the proposed disclosure which may be revised as circumstances warrant.
In accordance with SFAS 142, Goodwill and Other Intangibles, the Company tests goodwill impairment annually as of September 30, or more frequently if events or changes in circumstances indicate that impairment is possible. The Company evaluated all significant events and circumstances at June 30, 2009 and concluded that an interim test of goodwill impairment was warranted. The Company’s decision was primarily based on its observation of continued market volatility and a historically low interest rate environment which continue to put downward pressure on the Company’s earnings. In particular, the Company notes that its stock has been trading below book value for the last two quarters.
The first step of SFAS 142’s goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test, used to measure impairment, is considered unnecessary.

Mr. John P. Nolan
July 31, 2009

The Company evaluates goodwill for its two reporting units; banking and insurance. The Company performed the first step of the goodwill impairment test by estimating the fair value of the entire Company, and then subtracted the estimated fair value of BIG to estimate the fair value of the Bank. Both BIG and the Bank are wholly-owned subsidiaries of the Company. The key assumptions used in the Company’s valuation of the Company and BIG at June 30, 2009 were as follows.
Valuation-Berkshire Hills Bancorp, Inc.: The estimated fair value of the Company as of June 30, 2009 was calculated based on a transaction price to tangible book multiple of 1.9x. This metric was derived from a control group of nine observed transactions for banks and thrifts in the Company’s traditional footprint, New England and New York, during 2008 and 2009, and is considered a highly correlated indication of fair value for a publicly traded banking institution. The lowest deal price to tangible book multiple for banks in the control group was 1.04x while the highest was 2.68x. The average multiple for all seven transactions was 1.6x. The Company’s use of the 1.9x multiple is in the high-mid range of the observable data and is comparable to banks exhibiting similarly strong liquidity and asset quality metrics to that of the Company. The multiple was further corroborated against SNL Financial’s imputed valuation analysis tool which suggested a deal price to tangible book multiple of 2.2x for the Company based on recent New England savings institution mergers.
Valuation-Berkshire Insurance Group: The estimated fair value of BIG as of June 30, 2009 was calculated as the average of three separate valuation methodologies: a discounted cash flow valuation, a revenue multiple valuation and an EBITDA multiple valuation.
The discounted cash flow valuation was based on a five- year projection of net operating cash flows, discounted using the Company’s blended cost of capital and cost of debt assuming a 50% stock and a 50% cash acquisition.
The revenue multiple valuation was based on 2x projected 2009 revenues of BIG. This revenue multiple is supported by observed revenue multiples for a control group of six publicly traded insurance brokers. The average revenue multiple for this group as of June 30, 2009, derived from publicly available market information, was 1.8x, with a low observed multiple of 1.2x and a high observed multiple of 3.4x. The Company believes that the 2.0x multiple used in the valuation of BIG is reasonable after considering a modest control premium.
The EBITDA multiple valuation was based on 7x projected 2009 revenues of BIG. This EBITDA multiple is supported by observed revenue multiples for a control group of six publicly traded insurance brokers. The average EBITDA multiple for this group as of June 30, 2009, derived from publicly available market information, was 7.8x, with a low observed multiple of 4.9x and a high observed multiple of 14.5x. The Company’s 7x multiple is conservatively below this average. The reasonableness of the 7x multiple is further supported by recent M&A activity information, obtained from an independent third-party valuation specialist, which indicates observed control-premium-adjusted multiples in the range of 7.4-8.0 for insurance brokers.

Mr. John P. Nolan
July 31, 2009

The estimated fair values of BIG and the Bank, calculated using the key assumptions outlined above, indicates that the fair values of these reporting units were greater than the carrying value of those units as of June 30, 2009. The Company therefore passes the first step of the SFAS 142 goodwill impairment analysis and the second step is not required. As new information becomes available in future periods, changes to the Company’s assumptions may be warranted and could lead to a different conclusion regarding goodwill impairment of BIG and the Bank.
Selected Financial Data, page 26
4.
We note your presentations of “core return on tangible assets”, “core return on tangible common equity”, “core tangible non-interest income to tangible assets”, “core tangible non-interest expense to tangible assets”, “total core income”, “core earnings, diluted”, “tangible common book value”, “tangible common stockholders’ equity to tangible assets” and “tangible stockholders’ equity to tangible assets” here and in various locations throughout your filings. These measures appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP financial measures in the future, please address the following:

•
to the extent these measures are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure and complying with all of the disclosure requirements;

•
to the extent that you plan to disclose these measures in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K; and

•
to the extent you disclose or release publicly any material information that includes a non-GAAP measure, such as these measures in an Item 8.01 Form 8-K, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

The Staff’s comment is noted and will be addressed in future filings to the extent the Company provides non-GAAP financial measures.
*     *     *

Mr. John P. Nolan
July 31, 2009

The Company has included the following attachments for the information of the Staff:

SEC Comment	Document Name

Item 1A	Default Analysis PreTSL XXVII 03-31-09
Item 1B	DFC and Break-Even Analysis 3-31-09
Item 1C	Pool Issuance Cover Page
Item 1D	Merrill Lynch default study

Item 2A	Goodwill impairment workbook 3-31-09
Item 2B	Marsh Berry EBITDA Information
Item 2C	Sandler O’Neill Market Data
The Company requests confidential treatment for the above-referenced documents pursuant to Rule 83, 12 CFR §200.83, as the release of such information would have adverse consequences to its business and competitive position.
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust the foregoing is responsive to the Staff’s comments. We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2009.
Very truly yours,
Marc Levy
cc: Kevin Riley, Berkshire Hills Bancorp